Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated February 28, 2022, and the related letter of transmittal and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of

Resonant Inc.

at
$4.50 Net Per Share
Pursuant to the Offer to Purchase Dated February 28, 2022
by

PJ Cosmos Acquisition Company, Inc.
a wholly owned subsidiary of

Murata Electronics North America, Inc.

PJ Cosmos Acquisition Company, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Murata Electronics North America, Inc. (“Parent”), a Texas corporation and an indirect subsidiary of Murata Manufacturing Co., Ltd., a Japanese company, is offering to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of Resonant Inc. (“RESN”), a Delaware corporation, for $4.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary & Paying Agent”) will not be charged brokerage fees or commissions, but such stockholders will be charged any and all transfer taxes incurred in connection with Purchaser’s acquisition of such Shares pursuant to the Offer (in accordance with Instruction 6 of the Letter of Transmittal). Tendering stockholders whose Shares are registered in the name of their broker, dealer, bank, trust company or other nominee should consult such nominee to determine if any fees may apply. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE FOLLOWING 11:59 PM, EASTERN TIME, ON MARCH 25, 2022, UNLESS THE OFFER IS EXTENDED OR TERMINATED.

The Offer is conditioned upon, among other things: (i) there being validly tendered and not withdrawn prior to the expiration of the Offer, a number of Shares that, together with the Shares then owned by Parent or any of its wholly owned subsidiaries (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), would represent a majority of the total number of Shares outstanding as of immediately prior to the time of acceptance for payment of all Shares that are validly tendered in the Offer (the “Offer Acceptance Time” and such condition, the “Minimum Condition”); and (ii) any applicable waiting period with respect to the purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated (the “HSR Condition”). The Offer is also subject to the other conditions described in the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 14, 2022 (the “Merger Agreement”), by and among Parent, Purchaser and RESN. The Merger Agreement provides, among other things, that after consummation of the Offer, Purchaser will merge with and into RESN (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with RESN continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than any Shares held by Parent, Purchaser, RESN or any of Parent’s or RESN’s wholly owned subsidiaries and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger) will be automatically converted into the right to receive the price per Share paid in the Offer, payable net to the holder in cash, without interest and less any applicable withholding taxes. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

The board of directors of RESN has unanimously: (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interest of RESN and the RESN stockholders; (ii) approved, adopted and declared advisable the execution, delivery and performance by RESN of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) resolved that the Merger shall be effected as soon as practicable following the Offer Acceptance Time without a vote of the stockholders of RESN pursuant to Section 251(h) of the DGCL; and (iv) subject to the terms of the Merger Agreement, resolved and agreed to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will purchase, as promptly as practicable after the expiration of the Offer, all Shares validly tendered and not properly withdrawn prior to one minute following 11:59 PM, Eastern time, on March 25, 2022 (or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open (as it may be extended, the “Expiration Date”)). If, on any scheduled Expiration Date, any condition to the Offer has not been satisfied or waived by Parent or Purchaser, and if the Merger Agreement has not been terminated pursuant to its terms, Purchaser will (if requested by RESN) extend the Offer for successive periods of up to 10 business days per extension; provided that (i) if any governmental authority in any jurisdiction in which Parent, Purchaser, RESN or their respective subsidiaries, taken as a whole, have material business operations shall have enacted, issued, promulgated, enforced or entered any applicable law or order which is then in effect and prohibits the consummation of the Offer or the Merger and such event has not been waived or cured before any scheduled Expiration Date, Purchaser will not be required to extend the Offer, and (ii) if, on any scheduled Expiration Date, all conditions to the Offer other than the Minimum Condition have been satisfied or waived, Purchaser will only be required to extend the Offer beyond such date for one or more additional periods not to exceed an aggregate of 30 business days to permit the Minimum Condition to be satisfied. Purchaser will not be obligated to extend the Offer beyond the earlier to occur of (1) the valid termination of the Merger Agreement pursuant to its terms or (2) June 14, 2022 (as it may be extended until August 14, 2022 under certain circumstances, in accordance with the terms of the Merger Agreement, the “End Date”).

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof consistent with the requirements of the SEC. In the case of an extension of the Offer, Purchaser will inform the Depositary & Paying Agent of that fact and will make a public announcement of such extension, no later than the earlier of (i) 9:00 AM, Eastern time, or (ii) the first opening of Nasdaq, on the next business day after the previously scheduled Expiration Date. During any extension of the Offer, all Shares previously validly tendered and not properly withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder’s Shares.

Purchaser reserves the right to waive, in whole or in part, any of the conditions to the Offer (other than the Minimum Condition which may not be amended or waived) and to change the Offer Price; provided, however, that unless otherwise contemplated by the Merger Agreement or Purchaser receives RESN’s written consent, Purchaser cannot (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (other than by adding consideration), (iii) decrease the number of Shares sought to be purchased in the Offer, (iv) add any conditions to the Offer, (v) supplement, modify or amend any conditions to the Offer in a manner that broadens such conditions or is adverse to the holders of Shares, or (vi) extend or otherwise change the expiration date of the Offer other than in accordance with the Merger Agreement.

In order to tender Shares in the Offer, a stockholder must (i) complete and sign the Letter of Transmittal according to its instructions and deliver the Letter of Transmittal, together with any required signature guarantees, the certificates representing the tendered Shares (except in the case of Shares held in a book-entry/direct registration account (“DRS Account”) maintained by RESN’s transfer agent (such Shares, “DRS Shares”)) and any other documents required by the Letter of Transmittal to the Depositary & Paying Agent or (ii) follow the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase. If Shares are registered in the name of a broker, dealer, bank, trust company or other nominee, a tendering stockholder must contact such person and instruct such person to tender such Shares. If a stockholder wishes to tender Shares in the Offer but (a) the certificates representing such Shares are not immediately available or cannot be delivered to the Depositary & Paying Agent prior to the Expiration Date, (b) such stockholder cannot comply with the procedures for book-entry transfer described in the Offer to Purchase prior to the Expiration Date or (c) such stockholder cannot deliver all required documents to the Depositary & Paying Agent prior to the Expiration Date, such stockholder may tender Shares by complying with the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary & Paying Agent. Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary & Paying Agent, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares accepted for purchase in the Offer, regardless of any extension of the Offer or any delay in making payment for such Shares.

In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary & Paying Agent of (i) certificates representing such Shares (except in the case of DRS Shares) or confirmation of book-entry transfer of such Shares into the Depositary & Paying Agent’s account at the Book-Entry Transfer Facility (as defined in Section 3 of the Offer to Purchase), (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn (i) at any time before the Expiration Date and (ii) if Purchaser has not accepted for payment Shares tendered pursuant to the Offer by April 29, 2022, which is the 60th day after the date of the commencement of the Offer, at any time after such date, in each case by complying with the procedures set forth below.

For a withdrawal to be effective, a written transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary & Paying Agent at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary & Paying Agent, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in Section 3 of the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of DRS Shares or Shares tendered by book-entry transfer, the name and number of the DRS Account or the account maintained at the Book-Entry Transfer Facility, respectively, to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by following the procedures described in Section 3 of the Offer to Purchase.

The tender of Shares in exchange for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. Each stockholder should consult its own tax advisor about the specific tax consequences to such stockholder of tendering Shares pursuant to the Offer, or receiving payment for Shares pursuant to the Merger, including the effects of applicable state, local, non-U.S. and other tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

RESN has provided to Purchaser its stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. In accordance with the Merger Agreement and applicable law, Purchaser will mail the Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other Offer materials may be directed to D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), at its telephone number or e-mail address set forth below and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary and Paying Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Shareholders Call (Toll-Free): (800) 676-7437

Banks and Brokers Call: (212) 269-5550

By Email: RESN@dfking.com

February 28, 2022

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